SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

3 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 31 October 2003, Re: Proposed disposal of a parcel of land together with the buildings and fixtures erected thereon held under title no. H.S.(D) 80060 PT No. 14373 Mukim of Damansara, District of Petaling, State of Selangor by Lion Suzuki Motor Sdn Bhd, a wholly-owned subsidiary of the Company, to Aesbi Power Systems Sdn Bhd for a cash consideration of RM29 million for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlo 11/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION/EDMS/KLSE** on **10/31/2003 05:23:54 PM**
Reference No **SC-031031-39FBA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF A PARCEL OF LAND TOGETHER WITH THE BUILDINGS AND FIXTURES ERECTED THEREON HELD UNDER TITLE NO. H.S.(D) 80060 PT NO. 14373 MUKIM OF DAMANSARA, DISTRICT OF PETALING, STATE OF SELANGOR ("Premise") BY LION SUZUKI MOTOR SDN BHD ("LSM"), A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, TO AESBI POWER SYSTEMS SDN BHD ("Aesbi") FOR A CASH CONSIDERATION OF RM29 MILLION ("PROPOSED DISPOSAL")

* **Contents :-**

We refer to the announcement made on 3 June 2003 in relation to the Proposed Disposal.

On 30 October 2003, LSM had entered into a supplemental agreement with the purchaser, Aesbi to vary certain terms of the Sale and Purchase Agreement dated 3 June 2003 to, amongst others, enable LSM to take up rent of certain parts of the Premise temporarily with Aesbi pending the relocation of the business currently carried out by LSM thereat.

Pursuant thereto, we wish to announce that the Proposed Disposal has been completed on 31 October 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

31 OCT 2003

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as Lion Land Berhad)
A Member of The Lion Group

31 October 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 29 October 2003, Re: Entitlements (Notice of Book Closure) for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to LION INDUSTRIES CORPORATION on 10/29/2003 05:48:06 PM
Reference No LI-031029-5D627

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

*	Entitlement date	:**12/05/2003**
*	Entitlement time	:**05:00:00 PM**
*	Entitlement subject	:**First and Final Dividend**
*	Entitlement description	

First and Final Dividend of 0.5% less 28% Malaysian Income Tax

Period of interest payment	: to
Financial Year End	:**06/30/2003**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no
Secretarial Communications Sdn Bhd
Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur
Tel. Nos : 03-21622155, 03-21648411

Payment date	:**12/31/2003**

A depositor shall qualify for the entitlement only in respect of:

*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**12/05/2003**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**12/03/2003**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ○ **RM** ● **Percentage**
*	Entitlement in percentage (%)	:**0.5**
	Remarks	

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

29 OCT 2003